Exhibit 99.1

For Immediate Release

Qiao Xing Mobile Communication Co., Ltd. Receives NYSE Notification Regarding Continued Listing Standards

Beijing, China (January 9, 2012) — Qiao Xing Mobile Communication Co., Ltd. (“QXM” or the “Company”) (NYSE: QXM), a domestic manufacturer of mobile handsets in China, received a letter from the New York Stock Exchange (the “NYSE”) on December 15, 2011 stating that the average closing price of the Company’s security had been less than $1.00 over a consecutive 30-trading-day period, which means the Company has fallen below the NYSE’s minimum share price continued listing standard as established in Section 802 of the NYSE Listed Company Manual. The NYSE letter has no immediate effect on the listing of the Company’s common stock.

In accordance with applicable rules in Sections 801 and 802 of the NYSE Listed Company Manual, the Company has six months upon receipt of the notification to regain compliance by bringing its share price and average share price back above $1.00.

In the event that at the expiration of the six-month cure period, both a $1.00 share price and a $1.00 average share price over the preceding 30 trading days are not attained, the NYSE will commence suspension and delisting procedures.

The Company has notified the NYSE of its intention to cure the price deficiency. The Company is closely monitoring the trading price of its shares and will consider taking further actions to comply with the minimum share price requirements as appropriate.

About Qiao Xing Mobile Communication Co., Ltd.

Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. QXM manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and its research and development center in Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com.

Safe Harbor Statement

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of January 9, 2012, and QXM undertakes no duty to update such information, except as required under applicable laws.

For further information, contact:

Lucy Wang, Vice President

Qiao Xing Mobile Communication Co., Ltd.

Tel: (8610) 57315638

E-mail: wangjinglu@cectelecom.com

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